UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

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ZHONGCHAO INC.
(Exact name of registrant as specified in its charter)

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Room 2504, OOCL Plaza
841 Yan’an Middle Road
Jing’An District, Shanghai, China 200040
Tel: 021-32205987
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Extraordinary General Meetings of Shareholders

The extraordinary general meeting of holders of Class A ordinary shares of Zhongchao Inc., a Cayman Islands exempted company (the “Company”), will be held on January 20, 2026, followed by the extraordinary general meeting of shareholders of the Company (together with the extraordinary general meeting of holders of Class A ordinary shares, the “Meetings”). In connection with the Meetings, the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1

Form of Proxy Card and Notice of Extraordinary General Meeting of Holders of Class A Ordinary Shares of the Company, dated November 26, 2025, to be mailed to the holders of Class A ordinary shares of the Company.

99.2	Form of Proxy Card and Notice of Extraordinary General Meeting of Shareholders of the Company, dated November 26, 2025, to be mailed to the shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.
Date: November 26, 2025	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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